UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Notice of Results of 2026 Annual General Shareholders’ Meeting held on April 10, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Roman Ajzen
	Name:	Roman Ajzen
	Title:	Chief Legal Officer

Date: April 13, 2026

Item 1

NOTICE OF RESULTS OF
2026 ANNUAL GENERAL SHAREHOLDERS’ MEETING
ARCOS DORADOS HOLDINGS INC.

Arcos Dorados Holdings Inc. (NYSE:ARCO) (“Arcos Dorados” or the “Company”) hereby announces the results of its Annual General Shareholders’ Meeting (the “Meeting”) held in Montevideo, Uruguay, on April 10, 2026. At the meeting all of the proposals were approved by the required majority of shareholders. The proposals were as follows:

1.	Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2025, the Independent Report of the External Auditors E&Y (Pistrelli, Henry Martin y Asociados S.A., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2025.

2.	Appointment and remuneration of E&Y (Pistrelli, Henry Martin y Asociados S.A., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ended December 31, 2026.

3.	Election of the following persons as Class I and Class III Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting to be held in the calendar year 2027 and 2029, respectively.

a.	Mrs. Alice Staton as Class I Director

b.	Mr. Mario Quintana as Class III Director

c.	Mr. Michael Chu as Class III Director

d.	Mr. José Alberto Vélez as Class III Director

e.	Mr. José Fernández as Class III Director

f.	Ms. Karla Berman as Class III Director

Woods Staton

Chairman of the Board